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Exhibit 21.1

SUBSIDIARIES OF BREITBURN ENERGY PARTNERS L.P.

Name	Jurisdiction
BreitBurn Operating GP, LLC	Delaware
BreitBurn Operating L.P.	Delaware
Alamitos Company LLC	Delaware
Alamitos Company	California
Phoenix Production Company	Wyoming
Preventive Maintenance Services, LLC	Colorado

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SUBSIDIARIES OF BREITBURN ENERGY PARTNERS L.P.